st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

20 September 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George to Raise New Tier 2 Capital
- St.George's New Tier 2 Capital Issue Oversubscribed

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

dlw 10/8

FILE NO. 82-3809

news release

19 September 2002
RE040902

ST.GEORGE TO RAISE NEW TIER 2 CAPITAL

St.George Bank Limited announces today the launch of a new $100 million Subordinated Notes issue. The Notes will have a ten year tenor, maturing in September, 2012, and they will be offered in both fixed and floating rate form. There will be a call option exercisable by St.George in 5 years under certain conditions, including the prior consent of the Australian Prudential Regulation Authority (APRA).

APRA has indicated that the Notes will qualify as Tier 2 capital for St.George. The Notes will be issued under the St.George Issuance Programme. They are expected to be rated A- by Standard & Poor's, A3 by Moody's and A by Fitch.

The Lead Manager for the tansaction is Macquarie Bank. Pricing is expected to be finalised tomorrow, with settlement to occur on 25 September.

Media Inquiries: Jeff Sheehan, Chief Manager Capital Markets
Telephone: (02) 9320 5510
Mobile:0412 251 194

news release

st.george

20 September 2002
RE050902

ST.GEORGE'S NEW TIER 2 CAPITAL ISSUE OVERSUBSCRIBED

St.George Bank Limited announces today the pricing of a new A$100 million Subordinated Note Issue which was launched yesterday. Significantly, the Notes were oversubscribed following strong demand from institutional investors.

The Notes have a ten year tenor, maturing on 25 September, 2012. They have a call option exercisable by St.George in September 2007 under certain conditions, including the prior consent of the Australian Prudential Regulation Authority (APRA).

The issue comprises a $40 million floating rate tranche and a $60 million fixed rate tranche. The floating rate tranche was priced at a margin of 73 basis points over quarterly BBSW. The fixed rate tranche was priced at a yield of 6.21%, equivalent to a margin of 73 basis points over the 5 year swap.

The Lead Manager for the transaction is Macquarie Bank. Settlement will occur on 25 September, 2002.

APRA has indicated that the Notes will qualify as Tier 2 capital for St.George. The Notes have been issued under the St.George Issuance Programme. They are expected to be rated A- by Standard & Poors, A3 by Moody's and A by Fitch.

Media Inquiries: Jeff Sheehan, Chief Manager Capital Markets
Telephone: (02) 9320 5510
Mobile:0412 251 194